Nathan Herbert

Secretary

One American Road

Dearborn, MI  48126

(313) 390-1907

September 7, 2021

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attention: Ms. Katherine Hsu, Mr. Benjamin Meeks and Mr. Arthur C. Sandel
Telephone No. (202) 551-3850, (202) 551-7146 and (202) 551-3262

Re:                  Ford Credit Auto Receivables Two LLC

Ford Credit Auto Owner Trusts
Amendment No.1 to Form SF-3 Shelf Registration Statement (the “Registration Statement”); Filed September 7, 2021; File No. 333-258040

Ladies and Gentlemen:

On behalf of Ford Credit Auto Receivables Two LLC (the “Registrant”), and in response to the letter dated August 10, 2021, from the staff of the U.S. Securities and Exchange Commission to Ryan Hershberger, we submit the following responses, together with Amendment No.1 to the Registration Statement referred to above.

The numbered paragraphs below set forth your comments in italicized text together with our responses.  The headings and numbers correspond to the headings and numbered paragraphs in your letter. Page references in our responses are references to the page numbers in the clean version of the form of prospectus included in Amendment No. 1 to the Registration Statement on Form SF-3.

Registration Statement on Form SF-3

Form of Prospectus

Risk Factors—page 22

1.                                               To the extent that you believe investors in these asset-backed securities may be impacted by climate related events, including, but not limited to, existing or pending legislation or regulation that relates to climate change, please consider revising your disclosure to describe these risks. See the Commission’s Guidance Regarding Disclosure Related to Climate Change, Interpretive Release No. 33-9106 (February 8, 2010).

We have revised our disclosure to describe climate change related risks to the investors in these asset-backed securities on pages 31-33 captioned “Climate change could have an adverse effect on Ford and Ford Credit and may, directly or indirectly, cause losses on your notes.”

Description of the Notes—Payments of Interest—Floating Rate Benchmark Rate, page 81

2.                                               The wording of this subheading is not consistent with various cross-references to this subsection elsewhere in your form of prospectus, which refer instead to “—Floating Rate Benchmark.” Please revise your form of prospectus to resolve this discrepancy.

We have revised our form of prospectus to resolve the discrepancy in the cross-references to this subsection so that they refer to “—Floating Rate Benchmark Rate.”

* * * * *

If you have any questions or comments regarding our response letter and the Registration Statement referred to above, please contact our counsel at Katten Muchin Rosenman LLP, Joseph P. Topolski, at (212) 940-6312.

Sincerely,

/s/ Nathan Herbert

Nathan Herbert
Secretary

cc:          Ryan Hershberger, Ford Credit Auto Receivables Two LLC

Joseph P. Topolski, Katten Muchin Rosenman LLP